MEMBERS Life Insurance Company

Ross D. Hansen Associate General Counsel Office of General Counsel
Phone:	608.665.7416
Fax:	608.236.7548
E-mail:	ross.hansen@cunamutual.com

April 15, 2016

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	MEMBERS Horizon Variable Separate Account Registration Statement on Form N-4 File Nos. 333-207276; 811-23092

Dear Commissioners:

This letter responds to oral comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Pre-Effective Amendment No. 2 (the “Amendment”) to the above-mentioned Registration Statement in a phone call with Counsel for the Company and Elizabeth Bentzinger, Staff Attorney at the Commission, on April 12, 2016.

The following paragraphs provide the Company’s response to the Staff’s comments. For the Staff’s convenience, each comment is set forth in full below, followed by the response.

1.
The Company added the following sentence to the fifth paragraph of the cover page of this amendment: “The terms under which the Surrender Charge will be waived may vary in some states and are described in Contracts issued in those states.” However, all material Contract variations have to be disclosed in the prospectus, so the Company must describe all the variations of the surrender charge waiver in the prospectus.

Response:

The Company will disclose all material Contract variations in the definitive prospectus filed with the Commission under Rule 497 of the Securities Act of 1933.

2.
The disclosure in the “Market Value Adjustment” section of this prospectus should conform to the disclosure in the “Application and Waiver” section of the prospectus, with respect to when the Market Value Adjustment does not apply. In order to make the two sections consistent, the last sentence of the “Market Value Adjustment” section of the prospectus should be stated as follows: “The Market Value Adjustment is not assessed upon death, at the time Contract Value is applied to an Income Payout Option, on transfers, on amounts withdrawn from the Holding Account, partial withdrawals taken as required minimum distributions under the Internal Revenue Code that are withdrawn under a systematic withdrawal program we provide, and Partial withdrawals and surrenders from a Risk Control Account on the Risk Control Account Maturity Date.”

U.S. Securities and Exchange Commission
April 15, 2016

Response:

The Company complied with the Commission Staff’s comment.

Tandy Representations

The Company hereby acknowledges that, should the Commission or Staff, acting pursuant to delegate authority, declare the Amendment effective:

•	it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact the undersigned at 608-665-7416 or Thomas Bisset at 202-383-0118. We greatly appreciate the Commission Staff’s efforts in assisting the Company with this filing.

Sincerely,

/s/Ross D. Hansen
Ross D. Hansen

Enclosures
cc:	Ms. Elisabeth Bentzinger Mr. Thomas Bisset Mr. Steve Roth Ms. Laura Raden